

Mail Stop 3561

May 3, 2006

Mr. Nelson A. Bangs, Esq.
Senior Vice President
The Neiman Marcus Group, Inc.
One Marcus Square, 1618 Main Street
Dallas, Texas 75201

   Re: **The Neiman Marcus Group, Inc.**
      Registration Statement on Form S-1
      Filed April 10, 2006
      File No. 333-133184
      Registration Statement on Form S-4
      Filed April 10, 2006
      File No. 333-133186
      Form 10-K for Fiscal Year Ended July 30, 2005
      Filed September 16, 2005
      File No. 1-9659

Dear Mr. Bangs:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed on April 10, 2006

Unaudited Pro Forma Condensed Consolidated Financial Information, page 39

Unaudited Pro Forma Condensed Consolidated Statement of Earnings, page 40

1.   As you may recall, we reviewed your Form 10-K for year ended July 31, 2004 filed on September 29, 2004 and issued comments under letter dated March 31, 2005. In your response to comment 30 in our letter dated March 31, 2005, you indicated that the sale of Chef's Catalog operations had no significant impact on cash flows from your direct marketing operations and that the expenses of the Chef's Catalog operations could not be clearly distinguished from the other operations of your direct marketing segment. You also indicated that Neiman Marcus Direct was the "lowest level" for which identifiable and independent operating earnings and cash flows could be determined and that Chef's Catalog operations did not constitute a component of an entity that could be distinguished operationally or for financial reporting purposes from the rest of your direct marketing operations. Given these circumstances, please tell us why it is appropriate to include the Chef's Catalog disposition in your unaudited pro forma condensed consolidated statements of earnings. Please also tell us how you derived the pro forma adjustments to operating expenses related to disposition of the Chefs Catalog operations.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Earnings, page 43

2.   We note that you included pro forma adjustments to reflect stock-based compensation expense calculated in accordance with FAS 123(R) in adjustment (4) on page 44. Please tell us your basis for including the pro forma adjustments to stock-based compensation expense given that the adoption of FAS 123(R) was not directly attributable to the transactions. Please refer to paragraph (b)(6) of Article 11 of Regulation S-X. Please also tell us how you derived the amounts of the pro forma adjustments to stock-based compensation expense. If the amounts are derived from the pro forma disclosures required by paragraph 84 of FAS 123(R), please provide us with an analysis that reconciles the amounts of the adjustments with the pro forma disclosures in your audited and unaudited financial statements. Otherwise, tell us your basis for changing the grant-date fair value of equity awards granted prior to the effective date of FAS 123(R).

3.   We note the pro forma adjustments to eliminate costs incurred in contemplation of the transactions and to other expenses in Note (4) on page 44. We also note the pro forma adjustments to eliminate transaction costs and non-cash compensation resulting from the accelerated vesting of stock options and restricted stock in Note (7) on page 45. It does not appear that these costs should be eliminated in arriving at pro forma amounts since the costs are not directly attributable to the allocation of purchase price or the additional financing used to complete the acquisition. Please refer to paragraph (b)(6) of Article 11 of Regulation S-X.   Please revise or tell us your basis for eliminating nonrecurring costs

that are not directly attributable to the transactions. Please also tell us the items included in pro forma adjustments of other expenses and why the adjustments are directly attributable to the transactions.

4.   Please disclose the assumptions used to determine the pro forma adjustments to depreciation expense in Note (5) on page 44.

Financial Statements, page F-1

5.   Please insert bold lines between the unaudited financial statements of the Successor and Predecessor.

Report of Independent Registered Public Accounting Firm, page F-2

6.   Please include the signature of the independent registered public accounting firm that issued the report. Please refer to Rule 2-02 of Regulation S-X.

Condensed Consolidated Statement of Earnings, page F-9

7.   Please revise to parenthetically disclose that costs of goods sold including buying and occupancy costs and selling, general and administrative expenses are exclusive of depreciation shown separately below. See SAB Topic 11:B. Please also similarly revise your disclosure on page F-44.

Note 3 – Goodwill and Intangible Assets, page F-19

8.   You disclose that you engaged a third-party appraisal expert to assist with the determination of the fair value of your goodwill and intangible assets. Revise your filing to delete the reference or provide the name of the appraisal expert to whom you refer, and obtain and file a consent. Refer to Section 436(b) of Regulation C.

Reports of Independent Registered Public Accounting Firm, pages F-41

9.   Please include the signature of the independent registered public accounting firm that issued the report. Please refer to Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-47

Loyalty Programs, page F-52

10.   Please tell us whether you recognize gift card breakage. If so, tell us your accounting policy for recognizing breakage, the amounts of breakage recognized for the each of the years (and interim periods) presented and the classification of breakage in your statements of earnings.

<u>Form S-4 Filed on April 10, 2006</u>

11.   Please amend your filing as applicable to address the above comments.

                    *   *   *   *   *

        As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Thompson, Assistant Chief Accountant, at (202) 551-3344 or Michael Moran, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert P. Davis, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        Via Facsimile (212) 225-3999